

April 20, 2011

Jon D. Ehlinger
General Counsel
DriveTime Automotive Group, Inc.
DT Acceptance Corporation
4020 East Indian School Road
Phoenix, Arizona 85018

> **Re: DT Acceptance Corporation**
> **DriveTime Automotive Group, Inc.**
> **DriveTime Car Sales Company, LLC**
> **DriveTime Sales and Finance Company, LLC**
> **DT Credit Company, LLC**
> **DT Jet Leasing, LLC**
> **Approval Services Company, LLC**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed April 7, 2011**
> **File No. 333-169730**

Dear Mr. Ehlinger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

Recent Financing Transactions, page 5

1. We note the disclosure in this section and throughout the prospectus that the asset backed securities you issued in February 2011 and September 2010 were, in each case, structured in four tranches with credit ratings ranging from AAA to BBB by Standard and Poors and DBRS. Each of Standard and Poors and DBRS must consent to the inclusion of its credit rating in the prospectus. Accordingly, please file the consent of each of Standard and

Poors and DBRS. Alternatively, please remove the references to the credit ratings of Standard and Poors and DBRS. For further guidance, please consider our Securities Act Rules Compliance and Disclosure Interpretations Questions 233.04 and 233.05.

Risk Factors, page 20

Risks Related to Our Business, page 20

We require substantial capital to finance our business, page 20

2. We note the disclosure in this risk factor, on pages 62 and 103 and throughout the prospectus that the maturity date for the facility with UBS has been extended to April 10, 2011. Please update the disclosure throughout the prospectus to discuss the current status of such facility.

Exhibit Index

3. Please revise to clearly identify the exhibits for which you have sought confidential treatment and the exhibits that were previously filed.

Exhibit 5.1

4. Please refile the opinion of DLA Piper LLP (US) to be dated as of a more recent most practicable date.

Exhibit 10.12.3

5. Please file an executed copy of Amendment No. 2 to Loan and Servicing Agreement dated as of March 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson   for

H. Christopher Owings
Assistant Director

cc: Mark Sauder
       Joe Terracciano
       DriveTime Automotive Group, Inc.